Sun Life Reports Third Quarter 2021 Results

Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2021 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2021, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR website at www.sedar.com, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (November 3, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the third quarter ended September 30, 2021. Third quarter reported net income was $1,019 million and underlying net income(1) was $902 million.

"Sun Life delivered strong third quarter results," said Kevin Strain, President and CEO for Sun Life. "We continue to see positive momentum, enabled by digital tools and solutions, at a time when several of our markets are impacted by COVID-19. Our third quarter results highlight the value of our diversified business mix, supported by strong wealth and asset management results. With a track-record of delivering on our objectives, combined with the ongoing shift to fee-based capital-light businesses, we are pleased to announce an increase in our medium-term financial objective for underlying ROE to 16% plus."

Sun Life is also continuing to build on its long-term environmental and social commitments when it comes to integrating sustainability within its business strategy and aligning it to Sun Life’s Purpose to help Clients achieve lifetime financial security and live healthier lives.

"The role of our business is to serve our Clients, our communities and society. We’re doing our part by advancing our commitment to a cleaner, more inclusive and sustainable future with our announced goal to achieve net-zero by 2050 as an asset owner and manager and the appointment of our first Chief Sustainability Officer, Alanna Boyd," added Strain.

	Quarterly results		Year-to-date
Profitability	Q3'21	Q3'20	2021	2020
Reported net income ($ millions)	1,019	750	2,856	1,660
Underlying net income ($ millions)(1)	902	842	2,635	2,351
Reported EPS ($)(2)	1.74	1.28	4.85	2.83
Underlying EPS ($)(1)(2)	1.54	1.44	4.50	4.02
Reported return on equity ("ROE")(1)	17.6%	13.5%	16.7%	10.1%
Underlying ROE(1)	15.6%	15.1%	15.4%	14.3%

Growth	Q3'21	Q3'20	2021	2020
Insurance sales ($ millions)(1)	628	681	2,068	2,076
Wealth sales ($ millions)(1)(3)	50,725	52,684	171,700	169,226
Value of new business ("VNB") ($ millions)(1)(4)	290	261	852	720
Assets under management ("AUM") ($ billions)(1)(3)	1,386	1,196	1,386	1,196

Financial Strength	Q3'21	Q3'20
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	143%	144%
Sun Life Assurance(6)	124%	127%
Financial leverage ratio (at period end)(1)	22.2%	21.5%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our interim MD&A for the period ended September 30, 2021 ("Q3 2021 MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(4)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see the Non-IFRS Financial Measures section in this document.
(5)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in the Q3 2021 MD&A.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2021    1

Financial and Operational Highlights - Quarterly Comparison (Q3 2021 vs. Q3 2020)
Our strategy is focused on four key pillars, where we aim to be a leader in the markets in which we operate.

($ millions, unless otherwise noted)
	Reported net income (loss)			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)(2)
	Q3'21	Q3'20	change	Q3'21	Q3'20	change	Q3'21	Q3'20	change	Q3'21	Q3'20	change
Canada	393	387	2%	290	293	(1)%	182	147	24%	5,918	6,837	(13)%
U.S.	46	(113)	nm(3)	110	136	(19)%	199	230	(13)%	—	—	—
Asset Management	301	251	20%	362	294	23%	—	—	—	40,682	43,066	(6)%
Asia	288	236	22%	145	164	(12)%	247	304	(19)%	4,125	2,781	48%
Corporate	(9)	(11)	nm(3)	(5)	(45)	nm(3)	—	—	—	—	—	—
Total	1,019	750	36%	902	842	7%	628	681	(8)%	50,725	52,684	(4)%
(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the Q3 2021 MD&A.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(3)Not meaningful.

Reported ROE was 17.6% in the third quarter of 2021, compared to 13.5% in the same period last year. Underlying ROE was 15.6%, up from 15.1% in the third quarter of 2020. We are also increasing our underlying ROE medium-term financial objective to 16%+ from our current objective of 12% to 14%. This update is supported by strong business performance and a meaningful shift in business mix towards more fee-based earnings requiring lower capital(1).

Q3'21 reported net income of $1,019 million increased $269 million or 36% compared to the same period in 2020, driven by favourable market-related impacts from changes in the fair value of investment properties, and ACMA(2), partially offset by a par allocation adjustment(3). Underlying net income of $902 million increased by $60 million or 7%, driven by business growth, favourable credit experience and higher tax-exempt investment income. This was partially offset by morbidity and expense experience, and the unfavourable impacts of foreign exchange translation. Mortality experience was elevated in the U.S. and Asia, but relatively in line with the prior year. During the third quarter of 2021, the impacts of foreign exchange translation led to a decline of $41 million in reported net income and $36 million in underlying net income. Refer to the Non-IFRS Financial Measures section in this document for a reconciliation between reported net income and underlying net income.

SLF Inc. ended the quarter with a LICAT ratio of 143% and $2.8 billion in cash and other liquid assets(4).

Canada: A leader in insurance and asset management
Canada's Q3'21 reported net income of $393 million was in line with the prior year, driven by favourable market-related impacts from changes in the fair value of investment properties, partially offset by a par allocation adjustment. Underlying net income of $290 million was in line with the prior year, as business growth, higher tax-exempt investment income and favourable credit experience were offset by unfavourable Group Benefits ("GB") morbidity experience and higher expenses. The prior year included favourable morbidity experience in GB, driven by lower disability claim volumes.

Canada insurance sales were $182 million in the third quarter of 2021, an increase of $35 million or 24% compared to the same period in 2020, driven by higher individual participating whole life insurance sales, and higher large case sales in GB. Canada wealth sales were $6 billion in the third quarter of 2021, a decrease of approximately $1 billion or 13% compared to the same period in 2020, reflecting lower defined contribution sales in Group Retirement Services ("GRS"), partially offset by higher individual wealth mutual fund sales.

In Canada, we continue to make strides in helping our Clients achieve lifetime financial security and live healthier lives. This quarter, we partnered with Conquest Planning Inc. to roll out a digital financial planning tool to empower all Clients with personalized financial plans. This complements our holistic advice model, which addresses a broad need for all Canadians to have a financial plan in place. We are the first Canadian organization to introduce this digital capability across all wealth and insurance service platforms, enabling us to proactively respond to Clients’ personalized needs. In addition, we introduced the new Lumino Health mobile app to make it easier and more convenient for Canadians to access the resources they need. This app helps Canadians navigate and book appointments with paramedical providers to support their health journeys, empowering them to live healthier lives. In the third quarter, Lumino had over 1.4 million digital searches, yielding more than double the amount of paramedical provider connections with Canadians than the previous year.

(1)Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in our Annual MD&A in the section O - Forward-looking Statements - Medium-Term Financial Objectives.
(2)Assumption changes and management actions ("ACMA").
(3)An adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years ("par allocation adjustment").
(4)Cash and other liquid assets include cash equivalents, short-term investments, and publicly traded securities for SLF Inc. and its wholly-owned holding companies.
2    Sun Life Financial Inc.     Third Quarter 2021        EARNINGS NEWS RELEASE

U.S.: A leader in health and benefits
U.S.'s Q3'21 reported net income of $46 million, increased $159 million compared to the same period in 2020, driven by ACMA impacts largely pertaining to In-force Management. Underlying net income of $110 million decreased $26 million or 19%, reflecting an increase in COVID-19-related claims impacting our employee benefits' mortality and morbidity experience and the unfavourable impacts of foreign exchange translation. This was partially offset by favourable morbidity experience in medical stop-loss, and mortality claims experience in In-force Management. The impacts of foreign exchange translation led to a decline of $3 million in reported net income and $7 million in underlying net income. The trailing four-quarter after-tax profit margin for Group Benefits(1) was 7.7% as of the third quarter of 2021, compared to 7.8% as of the third quarter of 2020.

U.S. insurance sales were $199 million in the third quarter of 2021, a decrease of $31 million or 13% compared to the same period in 2020, reflecting lower employee benefits and medical stop-loss sales.

On October 3, 2021, we entered into an agreement to acquire DentaQuest Group, Inc. ("DentaQuest"). DentaQuest is the largest provider of Medicaid dental benefits in the U.S., with growing Medicare Advantage, commercial and U.S. Affordable Care Act exchange businesses, and serves more than 33 million members. The acquisition of DentaQuest aligns to our business strategy of being a leader in health and group benefits. Upon close, DentaQuest will more than double the size of Sun Life's U.S. employee benefits business by revenues and will position us as a leading dental benefits provider.

In the third quarter, we launched a unique offering in our medical stop-loss portfolio, Health Navigator powered by PinnacleCare(2). Health Navigator offers a concierge approach to guiding members through the U.S. health care system by helping ensure they get the right diagnosis, doctors and treatment for their conditions to create better health outcomes and experiences. We also expanded our absence management offering for smaller, self-administered employers who want help in meeting absence regulatory compliance obligations. Our AbsenceTech BundleSM provides a cost-effective solution to manage compliance with support from Sun Life experts, paired with access to a digital self-administration absence technology platform.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management's Q3'21 reported net income of $301 million, increased $50 million or 20% compared to the same period in 2020, driven by an increase in underlying net income of $68 million. The increase in underlying net income was driven by MFS and SLC Management, partially offset by the unfavourable impacts of foreign exchange translation. The increase in MFS was driven by higher average net assets ("ANA"), partially offset by higher variable compensation expenses. The increase in SLC Management was driven by gains on real estate seed investments, partially offset by prior year performance fees and sales incentives related to fundraising in the current quarter. The impacts of foreign exchange translation led to a decline of $17 million in reported net income and $19 million in underlying net income. Pre-tax net operating profit margin ratio for MFS(1) for the third quarter of 2021 was 42%, compared to 40% in the same period in 2020.

Asset Management ended the third quarter with $1,009 billion in AUM, consisting of $833 billion (US$657 billion) in MFS and $176 billion in SLC Management. SLC Management reported net inflows of approximately $5 billion in the third quarter of 2021, of which approximately $4 billion is fee-eligible. MFS reported net outflows of approximately $3 billion (US$2 billion).

Our Asset Management businesses continued to build on their commitment to sustainable investing, as MFS, InfraRed(3) and BGO(4) joined the Net Zero Asset Managers initiative, pledging to achieve net-zero emissions for their portfolios by 2050. SLC Management added global ESG(5) expertise to its diverse investment platform through the appointment of a Global Head of ESG.

In the third quarter of 2021, 92%, 84% and 83% of MFS's U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document.
(2)Pinnacle Care International, Inc. ("PinnacleCare"), which joined Sun Life's U.S. medical stop-loss business in 2021.
(3)InfraRed Capital Partners ("InfraRed").
(4)BentallGreenOak ("BGO").
(5)Environmental, social and governance ("ESG").
EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2021    3

Asia: A regional leader focused on fast-growing markets
Asia's Q3'21 reported net income of $288 million increased $52 million or 22% compared to the same period in 2020, driven by favourable ACMA and market-related impacts. Underlying net income of $145 million decreased $19 million or 12%, reflecting unfavourable mortality experience in Indonesia and the Philippines related to COVID-19, an increase in digital investments, and the unfavourable impacts of foreign exchange translation. These were partially offset by business growth. Other experience included higher mortality from our India joint venture(1). The impacts of foreign exchange translation led to a decline of $20 million in reported net income and $10 million in underlying net income.

Asia insurance sales were $247 million, a decrease of $57 million or 19% in the third quarter of 2021 compared to the same period in 2020, reflecting lower sales in Hong Kong and International, partially offset by higher sales in the Philippines and India. Asia wealth sales were $4 billion, an increase of approximately $1 billion or 48%, driven by mutual fund sales in India, money market sales in the Philippines, and the pension business in Hong Kong.

We continue to strengthen our High Net Worth profile in Asia by providing innovative asset management and life insurance solutions to meet Client needs. In the Philippines, we established SLIMTC(2) to provide multi-strategy, local and global portfolio management services to deliver superior risk-adjusted returns for both individual and institutional investors. In Singapore, we launched our first High Net Worth life insurance product which helps Clients grow, protect and transfer their wealth to the next generation. This extends our presence to eight markets in Asia and reinforces our position among the global leaders in the international High Net Worth life insurance market.

Corporate
Corporate's Q3'21 reported net loss of $9 million was in line with the same period in 2020, as the improvement in underlying net loss of $40 million was offset by favourable ACMA impacts in the prior year, predominantly pertaining to the UK. Underlying net loss was $5 million, an improvement compared to the prior year, driven by higher tax-exempt investment income and favourable credit experience, partially offset by higher project spend.

(1)Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.
(2)Sun Life Investment Management and Trust Corporation (“SLIMTC”).
4    Sun Life Financial Inc.     Third Quarter 2021        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's third quarter 2021 financial results will be reviewed at a conference call on Thursday, November 4, 2021, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q3 2022 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll‑free within North America) using Conference ID: 5867358. A replay of the conference call will be available from Thursday, November 4, 2021 at 1:00 p.m. ET until 12:00 p.m. ET on Thursday, November 18, 2021 by calling 404-537-3406 or 1-855-859-2056 (toll‑free within North America) using Conference ID: 5867358.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Yaniv Bitton
Manager, Corporate Communications	Vice-President, Head of Investor Relations and Capital Markets
Tel: 416-988-0542	Tel: 416-979-6496
irene.poon@sunlife.com	investor_relations@sunlife.com

EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2021    5

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. Non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. Non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and reconciliations to the closest IFRS measures are available in Q3 2021 MD&A under the heading M - Non-IFRS Financial Measures, in our annual MD&A under the heading L - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
i.certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
ii.fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
iii.acquisition, integration and restructuring costs; and
iv.other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q3'21	Q2'21	Q3'20	2021	2020
Reported net income	1,019	900	750	2,856	1,660
Market-related impacts
Equity market impacts
Impacts from equity market changes	19	95	42	181	(156)
Basis risk impacts	5	4	8	14	(95)
Equity market impacts	24	99	50	195	(251)
Interest rate impacts(1)
Impacts of interest rate changes	(2)	(50)	18	109	(192)
Impacts of credit spread movements	4	(10)	(27)	(14)	28
Impacts of swap spread movements	—	24	(5)	12	24
Interest rate impacts	2	(36)	(14)	107	(140)
Impacts of changes in the fair value of investment properties	145	28	(37)	169	(90)
Less: Market-related impacts	171	91	(1)	471	(481)
Less: Assumption changes and management actions	95	2	(53)	93	(101)
Other adjustments
Fair value adjustments on MFS's share-based payment awards	(43)	(52)	(32)	(139)	(46)
Acquisition, integration and restructuring(2)(3)	(21)	(13)	(11)	(108)	(67)
Other(4)(5)(6)	(85)	(11)	5	(96)	4
Less: Total of other adjustments	(149)	(76)	(38)	(343)	(109)
Underlying net income	902	883	842	2,635	2,351
Reported EPS (diluted) ($)	1.74	1.53	1.28	4.85	2.83
Less: Market-related impacts ($)	0.29	0.16	—	0.77	(0.83)
Assumption changes and management actions ($)	0.16	—	(0.09)	0.16	(0.17)
Fair value adjustments on MFS's share-based payment awards ($)	(0.07)	(0.09)	(0.06)	(0.24)	(0.08)
Acquisition, integration and restructuring ($)	(0.04)	(0.02)	(0.02)	(0.19)	(0.12)
Other ($)	(0.14)	(0.02)	0.01	(0.16)	0.01
Impact of convertible securities on diluted EPS ($)	—	—	—	0.01	—
Underlying EPS (diluted) ($)	1.54	1.50	1.44	4.50	4.02
(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for our acquisition of a majority stake in BentallGreenOak ("BGO acquisition"), our acquisition of a majority stake in InfraRed Capital Partners ("InfraRed acquisition"), and our acquisition of a majority stake in Crescent Capital Group LP ("Crescent acquisition"), which include the unwinding of the discount for Other financial liabilities of $17 million, $13 million and $44 million in the third quarter, second quarter and first nine months of 2021, respectively ($11 million, $11 million and $32 million in the third quarter, second quarter and first nine months of 2020, respectively).
(3)The restructuring charge of $57 million in the first quarter of 2021 related to our strategy for our workspace and redefining the role of the office ($28 million in the first quarter of 2020).
(4)Amount relates to an adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years recorded in the third quarter of 2021.
(5)Amounts relate to the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million in the second quarter of 2021. See section C - Profitability - 5 - Income taxes in our Q2 2021 MD&A.
(6)Certain hedges in Canada that do not qualify for hedge accounting decreased reported net income by $5 million and $4 million for the third quarter and the first nine months of 2020, respectively.
6    Sun Life Financial Inc.     Third Quarter 2021        EARNINGS NEWS RELEASE

2. Additional Non-IFRS Measures
Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Sales. In Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International and Hong Kong; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross flows for retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. We exclude the impacts of foreign exchange translation from sales to provide greater comparability across reporting periods. There is no directly comparable IFRS measure.

Effective January 1, 2021, the methodology for Assets Under Management was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to add uncalled capital commitments not previously included. This will align SLC Management’s AUM with market conventions applied across asset classes. We have updated prior period amounts for all quarters of 2020 to reflect this change in methodology. Subsequent to the fourth quarter of 2020, increases and decreases in all capital raising, including uncalled capital commitments and fund leverage, for the aforementioned products will be reflected in gross flows, outflows and net flows as applicable. Gross flows is a component of managed fund sales and total wealth sales. Client distributions from the sale of underlying assets in closed-end funds will no longer be reported in net flows.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Effective January 1, 2021, VNB reflects a change in the timing of recognition of U.S. group policies sold or renewed with an effective date of January 1, which will recognize VNB for these policies in the prior year rather than the first quarter, to align with the timing of U.S. renewals and reported insurance sales. We have updated prior period amounts to reflect this change.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impacts of foreign exchange translation. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in the Q3 2021 MD&A.

Note 6.A of our unaudited Interim Consolidated Financial Statements for the quarter ended September 30, 2021 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after tax). The Interim Financial Statement view is a component of the change in total company liabilities.

The following table provides a reconciliation of the differences between the two measures.

	Quarterly results			Year-to-date
($ millions)	Q3'21	Q2'21	Q3'20	2021	2020
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	(240)	(26)	(126)	(274)	(138)
Less: Participating policyholders(1)	21	(26)	2	(9)	47
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	(261)	—	(128)	(265)	(185)
Less: Tax	(91)	—	(49)	(93)	(62)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	(170)	—	(79)	(172)	(123)
Add: Management actions (after-tax)(2)(3)	267	2	(9)	267	(12)
Add: Other (after-tax)(4)	(2)	—	35	(2)	34
Assumption changes and management actions (after-tax)(3)(5)(6)	95	2	(53)	93	(101)

(1)Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities.
(3)In the third quarter of 2020, ACMA included an after-tax loss of $10 million relating to the impact from the repayment of a senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. The transaction mainly comprises of the benefit of an unwind fee of $15 million, more than offset by the net impact from the liquidation of the investment portfolio of $47 million. The latter included a loss on the termination of derivatives and realized AFS gains on the disposal of debt securities of $270 million and $223 million ($342 million and $282 million, on a pre-tax basis), respectively. See section K - Additional Financial Disclosure in our 2020 Annual MD&A.
(4)Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities.
(5)Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in our Q3 2021 MD&A.

See section C - Profitability - 2 - Assumption changes and management actions in our Q3 2021 MD&A for details on ACMA.

EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2021    7

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) VNB which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) ACMA, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Effective January 1, 2021, expected profit for U.S. group policies includes previously classified new business gains, aligning group business sources of earnings reporting across business groups. We have updated prior period amounts to reflect this change.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our sustainable investment commitments, (iii) relating to the increase in our medium-term financial objectives for underlying return on equity; (iv) relating to our intention to acquire DentaQuest; (v) relating to our growth initiatives and other business objectives; (vi) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (vii) that are predictive in nature or that depend upon or refer to future events or conditions, and (viii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the Q3 2021 MD&A under the headings C - Profitability - 5 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2020 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2021, Sun Life had total assets under management of $1.39 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
8    Sun Life Financial Inc.     Third Quarter 2021        EARNINGS NEWS RELEASE